November 5, 2009

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: Joe Cascarano

Re.: deltathree, Inc. - Deadline to File Response to Comment Letter.

Dear Mr. Cascarano:

As per our discussion yesterday, the response to the comment letter that deltathree, Inc. received from the staff on October 26, 2009, will be filed on or prior to November 16, 2009.

Very truly yours,

/s/ Peter Friedman, Esq.
General Counsel

cc: Larry Spirgel - Assistant Director, S.E.C.